                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                               PLASTI-LINE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   727540106
                  ---------------------------------------------
                                 (CUSIP Number)

                                JAMES R. MARTIN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               PLASTI-LINE, INC.
                              623 EAST EMORY ROAD
                                 P.O. BOX 59043
                        KNOXVILLE, TENNESSEE 37950-9043
                                 (423) 938-1511
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                NOVEMBER 3, 1997
         ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.
                                                                     ---

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

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


                                                   SCHEDULE 13D
---------------------------------------------                            ------------------------------------------
CUSIP NO.  727540106                                                                    PAGE 2 OF 4 PAGES
---------------------------------------------                            ------------------------------------------
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      1  NAME OF REPORTING PERSON
                  James R. Martin

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (A)   [ ]
                                                                                                        (B)   [ ]

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      3  SEC USE ONLY


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      4  SOURCE OF FUNDS*
                  BK

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      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)               [ ]


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      6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

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                        7       SOLE VOTING POWER
                                  1,766,169
      NUMBER OF
                        --------------------------------------------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY                         0
       OWNED BY
                        --------------------------------------------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                   1,766,169
        PERSON
                        --------------------------------------------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                          0

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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,766,169

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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]


--------------------------------------------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               47.16%

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     14  TYPE OF REPORTING PERSON*
               IN

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

                               Page 2 of 4 Pages
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ITEM 1.  SECURITY AND ISSUER

      This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Plasti-Line, Inc., a Tennessee corporation (the "Company"). The Company's principal executive offices are located at 623 E. Emory Road, Knoxville, Tennessee 37950.

ITEM 2.  IDENTITY AND BACKGROUND

      (a)         The person filing this statement is James R. Martin.

      (b)         The business address of Mr. Martin is Plasti-Line, Inc., 623
E. Emory Road, Knoxville, Tennessee 37950.

      (c) Mr. Martin is the Chairman of the Board and Chief Executive Officer of the Company, whose address is 623 E. Emory Road, Knoxville, Tennessee 37950.

      (d) During the past five years, Mr. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, Mr. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)         Mr. Martin is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Reference is made to the discussion in Item 4 below regarding "Purpose of Transaction" describing the current intent of Mr. Martin. Mr. Martin anticipates that the required funds will be obtained through bank financings, as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

      On November 3, 1997, Mr. Martin entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company, PL Holding Corp. ("Parent"), and PL Acquisition Corp. (a wholly owned subsidiary of Parent). Pursuant to the Merger Agreement, Parent will acquire all of the issued and outstanding shares of Common Stock of the Company by means of merging PL Acquisition Corp. into the Company, with the Company as the surviving corporation (the "Merger"). Parent will pay merger consideration of $14.50 in cash per share for each share of Common Stock, except those shares owned by Parent at the effective time of the Merger.

      Mr. Martin currently owns all of the issued and outstanding capital stock of Parent. However, it is anticipated that other members of the Company's current management will enter into agreements to acquire shares of Parent's common stock, and that Mr. Martin and such management members will transfer to Parent all shares of Common Stock owned by them immediately prior to the Merger. In such an event, it is anticipated that Mr. Martin would retain a majority interest in Parent, with the other participating management members holding in the aggregate a minority interest.

      The Merger is conditioned upon, among other things, (i) the approval of a majority of the Company's shareholders excluding Mr. Martin and the other members of management who may acquire stock of Parent, and (ii) Parent and the Company obtaining the necessary financing. Parent and the Company have entered into commitment letters with Key Corporate Capital, Inc., KeyCorp Real Estate Capital Markets, Inc., and RSTW Partners III, L.P., pursuant to which Parent expects to borrow $77.5 million.

                               Page 3 of 4 Pages
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      The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, dated November 5, 1997, filed by the Company (Commission File No. 005-38151).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      As of the date hereof, Mr. Martin is the beneficial owner of 1,766,169 shares of Common Stock, representing approximately 47.16% of the Company's total issued and outstanding Common Stock. Mr. Martin maintains sole investment and voting power over all of such shares. Such shares include 167,086 shares held in Martin Children's Trust of which Mr. Martin, as sole trustee, has sole investment and voting power, and it also includes options to purchase 25,000 shares subject to immediately exercisable stock options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement described in Item 4, there are no contracts, arrangements or understandings among or between Mr. Martin or the Company or its affiliates with respect to the Common Stock. Mr. Martin is a director of the Company and serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Martin has not yet executed any agreements with Parent regarding his intent to transfer his shares of Common Stock to Parent, as described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1997





                                           /s/  JAMES R. MARTIN
                                           ------------------------------------
                                           James R. Martin

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